Exhibit 12.1

Hospira, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(dollars in millions except ratios)

Three Months Ended March 31, 2009
Income from Continuing Operations Before Taxes	$88.1
Add:
One-third of rents	2.1
Interest on long-term and short-term debt	26.9
Interest capitalized, net of amortization	0.1

Earnings from Continuing Operations	$117.2

Fixed charges:
One-third of rents	$2.1
Interest on long-term and short-term debt	26.9
Interest capitalized	1.4

Fixed Charges from Continuing Operations	$30.4

Ratio of Earnings to Fixed Charges from Continuing Operations	3.9

For purposes of computing this ratio, “earnings” consist of income from continuing operations before taxes, one-third of rents (deemed by Hospira to be representative of the interest factor inherent in rents), interest expense and interest capitalized, net of amortization.  “Fixed charges” consist of one-third of rents, interest expense and interest capitalized.